UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd.

On August 6, 2025, ZOOZ Power Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 (the “Press Release”) to this Report on Form 6-K and incorporated by reference herein.

With the exception of the third paragraph in the Press Release, the information incorporated by reference in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-288916, into the Company’s Registration Statement on Form F-3, File No. 333-288280, into the Company’s Post-Effective Amendment to Registration Statement on Form F-1, File No. 333-284270, into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Completes Initial Private Placement Raising $5M at a Purchase Price of $2 Per Share and Warrants as Part of a Previously Announced $180M Private Placement Transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Power Ltd.

Date: August 6, 2025	By:	/s/ Jordan Fried
	Name:	Jordan Fried
	Title:	Chief Executive Officer